
TRILOGY
ENERGY TRUST


05009262

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

June 22, 2005

By Overnight Courier
Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549


PROCESSING
SECTION
RECEIVED
JUN 23 2005
183
SEC MAIL
WASH. D.C.

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release, dated June 21, 2005.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp

Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

FILE No. 82-3487


TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

June 21, 2005

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES JUNE 2005 DISTRIBUTION AND APPOINTMENT OF DIRECTORS AND AUDITOR

JUNE 2005 DISTRIBUTION

Trilogy Energy Trust ("TET" or the "Trust") (TSX – TET.UN) today announced that its cash distribution for June 2005 will be $0.16 per Trust Unit. The distribution is payable on July 15, 2005 to unitholders of record on June 30, 2005. The ex-distribution date is June 28, 2005. The Trust expects that monthly distributions of $0.16 per Trust Unit will be sustainable for the foreseeable future assuming the current forward market for petroleum and natural gas prices and based on current production forecasts.

APPOINTMENT OF DIRECTORS

It was previously publicly disclosed that one or two additional directors would be appointed to the Board of Directors of Trilogy Energy Ltd. ("TEL"), the Administrator of the Trust. TET is pleased to announce that two additional directors have now been appointed to the Board of Directors of TEL: Mr. J.G. (Jack) Williams and Mr. M. H. (Mick) Dilger.

J. G. (Jack) Williams

Mr. Williams is President and CEO of Adeco Exploration Company Ltd., an oil and gas producer formed in 1993. From 1969 to 1979 he was Vice-President of Adeco Drilling and Engineering Co. Ltd. and from 1979 to 1993 he was President and CEO of that Company. Mr. Williams graduated from the Montana School of Mines in Geological Engineering in 1962. He has previously served on the board of directors of both oil and gas producers and service companies.

M. H. (Mick) Dilger

Mr. Dilger is the Vice President, Business Development of Pembina Management Inc., the Administrator of Pembina Pipeline Income Fund, a publicly traded Canadian income fund engaged in the ownership and operation of energy infrastructure within Western Canada. Mr. Dilger has held positions with Amerada Hess as well as a broad range of executive positions within NOVA Corporation, TransCanada Pipelines and most recently prior to Pembina, VISTA Midstream Solutions, a midstream company he founded in 1999.

APPOINTMENT OF AUDITOR

TET is also pleased to announce the appointment of PricewaterhouseCoopers LLP as the auditor of TET.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains forward-looking information. Implicit in this information are assumptions regarding petroleum and natural gas prices, production, royalties and expenses which, although considered reasonable by TET at the time of preparation, may prove to be incorrect. These forward-looking statements are based on assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in TET's plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations. There is no guarantee by TET that actual results achieved will be the same as those forecast herein.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915


TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

June 22, 2005

By Overnight Courier
Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release, dated June 21, 2005.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp

Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

FILE NO. 82-34876


TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

June 21, 2005

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES JUNE 2005 DISTRIBUTION AND APPOINTMENT OF DIRECTORS AND AUDITOR

JUNE 2005 DISTRIBUTION

Trilogy Energy Trust ("TET" or the "Trust") (TSX – TET.UN) today announced that its cash distribution for June 2005 will be $0.16 per Trust Unit. The distribution is payable on July 15, 2005 to unitholders of record on June 30, 2005. The ex-distribution date is June 28, 2005. The Trust expects that monthly distributions of $0.16 per Trust Unit will be sustainable for the foreseeable future assuming the current forward market for petroleum and natural gas prices and based on current production forecasts.

APPOINTMENT OF DIRECTORS

It was previously publicly disclosed that one or two additional directors would be appointed to the Board of Directors of Trilogy Energy Ltd. ("TEL"), the Administrator of the Trust. TET is pleased to announce that two additional directors have now been appointed to the Board of Directors of TEL: Mr. J.G. (Jack) Williams and Mr. M. H. (Mick) Dilger.

J. G. (Jack) Williams

Mr. Williams is President and CEO of Adeco Exploration Company Ltd., an oil and gas producer formed in 1993. From 1969 to 1979 he was Vice-President of Adeco Drilling and Engineering Co. Ltd. and from 1979 to 1993 he was President and CEO of that Company. Mr. Williams graduated from the Montana School of Mines in Geological Engineering in 1962. He has previously served on the board of directors of both oil and gas producers and service companies.

M. H. (Mick) Dilger

Mr. Dilger is the Vice President, Business Development of Pembina Management Inc., the Administrator of Pembina Pipeline Income Fund, a publicly traded Canadian income fund engaged in the ownership and operation of energy infrastructure within Western Canada. Mr. Dilger has held positions with Amerada Hess as well as a broad range of executive positions within NOVA Corporation, TransCanada Pipelines and most recently prior to Pembina, VISTA Midstream Solutions, a midstream company he founded in 1999.

APPOINTMENT OF AUDITOR

TET is also pleased to announce the appointment of PricewaterhouseCoopers LLP as the auditor of TET.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains forward-looking information. Implicit in this information are assumptions regarding petroleum and natural gas prices, production, royalties and expenses which, although considered reasonable by TET at the time of preparation, may prove to be incorrect. These forward-looking statements are based on assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in TET's plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations. There is no guarantee by TET that actual results achieved will be the same as those forecast herein.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915